================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                (Amendment No. 1)

                         Medical Advisory Systems, Inc.
                                (Name of Issuer)


                         Common Stock - $0.005 par value
                         (Title of Class of Securities)


                                   58449P 10 1
                                 (CUSIP Number)


                             David I. Beckett, Esq.
                                 General Counsel
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 366-4800
                               Fax: (561) 366-0002
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)
                              (Page 1 of 16 Pages)


===============================================================================

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CUSIP No. 58449P 10 1              Schedule 13D           Page 2 of 16 Pages
-----------------------                                 ------------------------


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Applied Digital Solutions, Inc.         43-1641533

             Digital Angel Corporation               84-1079037
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Applied Digital Solutions, Inc.         OO

             Digital Angel Corporation               AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  [_]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Applied Digital Solutions, Inc.         Missouri

             Digital Angel Corporation               Delaware
--------------------------------------------------------------------------------
   NUMBER OF              7     SOLE VOTING POWER
    SHARES                                                     850,000
                        --------------------------------------------------------
 BENEFICIALLY             8     SHARED VOTING POWER
   OWNED BY                                                    None
                        --------------------------------------------------------
     EACH                 9     SOLE DISPOSITIVE POWER
   REPORTING                                                   850,000
                        --------------------------------------------------------
  PERSON WITH             10    SHARED DISPOSITIVE POWER

                                                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              850,000 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [_]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.6%

--------------------------------------------------------------------------------

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 3 of 16 Pages
-----------------------                                 ------------------------

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                      CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 4 of 16 Pages
-----------------------                                 ------------------------


Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.005 per share (the "Shares"), of Medical Advisory Systems, Inc., a Delaware corporation ("DOC" or the "Company"). The principal executive offices of DOC are located at 8050 Southern Maryland Boulevard, Owings, Maryland 20736.

Item 2.  Identity and Background.

     (a)-(c), (f) Applied Digital Solutions, Inc., a Missouri corporation, has its principal place of business at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Digital Angel Corporation, a Delaware corporation, is a wholly-owned subsidiary of Applied Digital, with its principal place of business at 490 Villaume Avenue, South St. Paul, Minnesota 55075. Applied Digital Solutions, Inc. and Digital Angel Corporation are collectively referred to herein as the "Reporting Person."

     The Reporting Person is a leading edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII) (the integration of computer, telecom and the Internet). The company's goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer, with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. The Reporting Person's services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. The Reporting Person provides end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.

     Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired an interest in the Shares in connection with the execution of two stock purchase agreements (see Item 5 below) pursuant to which the Reporting Person acquired the Shares from the current holders thereof, Dr. Thomas Hall, Ronald W. Pickett, Parlett Pickett, and Marshall Pickett. Pursuant to each stock purchase agreement, the Reporting Person issued shares of its own common stock upon consummation of the stock purchase agreement in payment of the full purchase price thereunder. No other financing was required to effect the transaction.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 5 of 16 Pages
-----------------------                                 ------------------------


Item 4.  Purpose of Transaction.

     The Reporting Person entered into a Stock Purchase Agreement with Dr. Thomas Hall dated as of February 27, 2001 and a Stock Purchase Agreement with Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated February 27, 2001, copies of which are attached as exhibits hereto and hereby incorporated herein by reference (collectively, the "Purchase Agreements"). As a result of the transactions, Dr. Thomas Hall received One Million Nine Hundred Fifty-four Thousand (1,954,000) shares of common stock of the Reporting Person and Ronald
W. Pickett, Parlett Pickett and Marshall Pickett received One Million Three Hundred Sixty-eight Thousand (1,368,000) shares of common stock of the Reporting Person. The Reporting Person entered into the Purchase Agreements with the intent of acquiring a significant financial stake in the Issuer. Pursuant to the Purchase Agreements, the Issuer designated two representatives of the Reporting Person who were elected to the Issuer's Board of Directors, and also designated two other independent individuals who were also elected to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). As of February 27, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 850,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreements, constituting approximately 16.6% of the outstanding shares of Common Stock of the Issuer (based on 5,121,230 shares of Common Stock outstanding on October 31, 2000). Upon consummation of each Purchase Agreement, the Reporting Person obtained the sole power to vote such shares of Common Stock and the sole power to dispose or to direct the disposition of such shares of Common Stock.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d) The Reporting Person or one of its designees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the shares of Common Stock.

     (e) Not applicable.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 6 of 16 Pages
-----------------------                                 ------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

1. Stock Purchase Agreement by and between the Reporting Person and Dr. Thomas Hall dated as of February 27, 2001.

2. Stock Purchase Agreement by and between the Reporting Person, Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated as of February 27, 2001.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 7 of 16 Pages
-----------------------                                 ------------------------


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2001

                                             Applied Digital Solutions, Inc.

                                             By: /s/ Mercedes Walton
                                                 -------------------------------
                                                 Name:   Mercedes Walton
                                                 Title:  President


                                             Digital Angel Corporation

                                             By: /s/ James P. Santelli
                                                 -------------------------------
                                                 Name:   James P. Santelli
                                                 Title:  Chief Financial Officer

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 8 of 16 Pages
-----------------------                                 ------------------------

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.

     Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.

  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Arthur F. Noterman             Mr.  Noterman,  a  Chartered  Life  Underwriter,
                               has served as a Director since February 1997, and serves on the Audit Committee of the Board of Directors of the Company. An operator of his own insurance agency, Mr. Noterman is a registered
                               NASD broker affiliated with a Chicago, Illinois registered broker/dealer. Mr. Noterman attended
                               Northeastern University from 1965 to 1975 and obtained the Chartered Life Underwriters
                               Professional degree in 1979 from The American
                               College, Bryn Mawr, Pennsylvania.

Constance K. Weaver            Ms. Weaver, was elected to the Board of
                               Directors in July 1998 and serves on the Compensation and Audit Committees of the Board of Directors of the Company. From 1996 to the present, Ms. Weaver has been Vice President,
                               Investor Relations and Financial Communications for AT&T Corporation. From 1995 through 1996 she was Senior Director, Investor Relations and
                               Financial Communications for Microsoft
                               Corporation. From 1993 to 1995 she was Vice
                               President, Investor Relations, and from 1991 to
                               1993 she was Director of Investor Relations, for MCI Communications, Inc. Ms. Weaver is a director of Primark Corporation and the National Investor
                               Relations Institute (NIRI). She earned a Bachelor of Science degree from the University of Maryland in 1975.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 9 of 16 Pages
-----------------------                                 ------------------------


  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Richard S. Friedland           Mr. Friedland, was elected to the Board of
                               Directors in October 1999 and is Chairman of the Audit Committee and serves on the Compensation
                               Committee of the Board of Directors of the Company. He was previously associated with General Instrument Corporation. During his
                               19-year tenure, he held various executive positions, including Chief Financial Officer,
                               President and Chief Operating Officer. In 1995, he was appointed Chairman of the Board and Chief
                               Executive Officer. Mr. Friedland currently serves on the boards of Tech-Sym Corporation, Zilog, Inc. and Video Network Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall
                               University in 1985.

Richard J. Sullivan            Mr. Sullivan, was elected to the Board of
                               Directors, and named Chief Executive Officer, in
                               May 1993. He was appointed Secretary in March
                               1996. He is a member of the Compensation
                               Committee of the Board of Directors of the Company. Mr. Sullivan is currently Chairman of
                               Great Bay Technology, Inc. From August 1989 to
                               December 1992, Mr. Sullivan was Chairman of the
                               Board of Directors of Consolidated Convenience
                               Systems, Inc., in Springfield, Missouri. He has been the Managing General Partner of The Bay
                               Group, a merger and acquisition firm in New
                               Hampshire, since February 1985. Mr. Sullivan was formerly Chairman and Chief Executive Officer of
                               Manufacturing Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a
                               "Computer-Aided Manufacturing" Company, in
                               Nashua, New Hampshire from February 1984 to
                               August 1986. Mr. Sullivan is married to Angela M.
                               Sullivan.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 10 of 16 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Garrett A. Sullivan            Mr. Sullivan, has been President of the Company
                               since March 1995. He was elected to the Board of Directors in August 1995. He was acting secretary of the Company from March 1995 to March 1996 and acting Chief Financial Officer from March 1995 to
                               February 1997. From 1993 to 1994 he was an
                               Executive Vice President of Envirobusiness, Inc.
                               From 1988 to 1993, he served as president and chief operating officer of two companies in the electronics and chemical industries which were owned by Philips North America. He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. Sullivan was
                               President of Granada Hospital Group, Burlington,
                               Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. Sullivan is not related to Richard J. Sullivan.

Daniel E. Penni                Mr. Penni, has served as a Director since
                               March 1995 and is Chairman of the Compensation
                               Committee, and serves on the Audit Committees of the Board of Directors of the Company. Since
                               March 1998, he has been an Area Executive Vice
                               President for Arthur J. Gallagher & Co., an insurance agency. He has worked in many sales and administrative roles in the insurance business since 1969. He was President of the Boston
                               Insurance Center, Inc., an insurance agency, until 1988. Mr. Penni was founder and President of BIC Equities, Inc., a broker/dealer registered with the NASD. Mr. Penni graduated with a Bachelor of Science degree in 1969 from the School of Management at Boston College.

Angela M. Sullivan             Ms. Sullivan, has served as a Director
                               since April 1996 and serves on the Compensation
                               Committee of the Board of Directors of the Company. From 1988 to the present, Ms. Sullivan has been a partner in The Bay Group, a private merger and acquisition firm, President of Great
                               Bay Technology, Inc., and President of Spirit
                               Saver, Inc. Ms. Sullivan earned a Bachelor of
                               Science degree in Business Administration in 1980 from Salem State College. Ms. Sullivan is married to Richard J. Sullivan.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 11 of 16 Pages
-----------------------                                 ------------------------


  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Jerome C. Artigliere           Mr. Artigliere joined a subsidiary of the Company
                               as President in January 1998, and was appointed
                               Vice President of the Company in April 1998, and
                               Treasurer in December 1999. From 1996 to 1997 he was Regional Vice President at General Electric
                               Capital Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice
                               President at First National Bank in Portsmouth,
                               NH, a commercial bank subsidiary of Peoples
                               Heritage Bank of Portland, MA. He earned an undergraduate degree in finance from Seton Hall
                               University in 1977, and an MBA from Fairleigh
                               Dickinson University in 1980. Mr. Artigliere joined a subsidiary of the Company as President in January 1998, and was appointed Vice President of the Company in April 1998, and Treasurer in December 1999. From 1996 to 1997 he was Regional
                               Vice President at General Electric Capital
                               Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice President at First National Bank in Portsmouth, NH, a commercial bank subsidiary of Peoples Heritage
                               Bank of Portland, MA. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson
                               University in 1980.

Michael E. Krawitz             Mr. Krawitz joined the Company as Assistant Vice
                               President and General Counsel in April 1999, and was appointed Vice President and Assistant
                               Secretary in December 1999. From 1994 to April
                               1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver & Jacobson in New York.
                               Mr. Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 12 of 16 Pages
-----------------------                                 ------------------------


  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

 David A. Loppert
                               Mr. Loppert joined the Company as Vice President, Treasurer and Chief Financial Officer in February 1997. From 1996 to 1997, he was Chief Financial Officer of Bingo Brain, Inc. From 1994 to 1996, he was Chief Financial Officer of both C.T.A. America, Inc., and Ricochet International, L.L.C. Prior to that he was Senior Vice President, Acquisitions and Due Diligence, of Associated Financial Corporation. Mr. Loppert started his financial career with Price Waterhouse in 1978, in Johannesburg, South Africa, before moving to their Los Angeles Office in 1980 where he rose to the position of Senior Manager. He holds Bachelor degrees in both Accounting and Commerce, as well as a Higher Diploma in Accounting, all from the University of the Witwatersrand, Johannesburg. Mr. Loppert was designated a Chartered Accountant (South Africa) in 1980.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 13 of 16 Pages
-----------------------                                 ------------------------


               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                      OFFICERS OF DIGITAL ANGEL CORPORATION

     Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Digital Angel Corporation. The principal address of Digital Angel Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 490 Villaume Avenue, South St. Paul, Minnesota 55075. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Digital Angel Corporation.

  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------
Richard S. Friedland           Mr. Friedland, was elected to the Board of
                               Directors in September 2000. Mr. Friedland, has served on Applied Digital Soluntions, Inc.'s
                               Board of Directors since October 1999 and is Chairman of the Audit Committee and serves on the Compensation Committee of the Board of Directors of Applied Digital Soluntions, Inc. He was previously associated with General Instrument
                               Corporation. During his 19-year tenure, he held various executive positions, including Chief
                               Financial Officer, President and Chief Operating
                               Officer. In 1995, he was appointed Chairman of the Board and Chief Executive Officer. Mr.
                               Friedland currently serves on the boards of Tech-Sym Corporation, Zilog, Inc. and Video
                               Network Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State
                               University in 1972 and a Master of Business
                               Administration degree from Seton Hall University in 1985.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 14 of 16 Pages
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  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Richard J. Sullivan            Mr. Sullivan, was elected to the Board of
                               Directors in December 1999. Mr. Sullivan, was elected to the Board of Directors, and named
                               Chief Executive Officer of Applied Digital
                               Solutions, Inc., in May 1993. He was appointed
                               Secretary of Applied Digital Solutions, Inc. in
                               March 1996. He is a member of the Compensation
                               Committee of the Board of Directors of Applied
                               Digital Solutions, Inc. Mr. Sullivan is currently
                               Chairman of Great Bay Technology, Inc. From
                               August 1989 to December 1992, Mr. Sullivan was
                               Chairman of the Board of Directors of
                               Consolidated Convenience Systems, Inc., in
                               Springfield, Missouri. He has been the Managing
                               General Partner of The Bay Group, a merger and acquisition firm in New Hampshire, since February
                               1985. Mr. Sullivan was formerly Chairman and
                               Chief Executive Officer of Manufacturing
                               Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a "Computer-Aided
                               Manufacturing" Company, in Nashua, New Hampshire from February 1984 to August 1986. Mr. Sullivan is married to Angela M. Sullivan.

Garrett A. Sullivan            Mr. Sullivan was elected to the Board of
                               Directors in December 1999 and has been Vice
                               President of the Company since March 2000 and Treasurer of the Company since December 1999. Mr.
                               Sullivan, has been President of the Applied
                               Digital Solutions, Inc. since March 1995. He was elected to the Board of Directors of Applied
                               Digital Solutions, Inc. in August 1995. He was acting secretary of Applied Digital Solutions, Inc. from March 1995 to March 1996 and acting
                               Chief Financial Officer from March 1995 to
                               February 1997. From 1993 to 1994 he was an
                               Executive Vice President of Envirobusiness, Inc.
                               From 1988 to 1993, he served as president and chief operating officer of two companies in the electronics and chemical industries which were owned by Philips North America. He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. Sullivan was
                               President of Granada Hospital Group, Burlington,
                               Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. Sullivan is not related to Richard J. Sullivan.

-----------------------                                 ------------------------
CUSIP No. 58449P 10 1              Schedule 13D           Page 15 of 16 Pages
-----------------------                                 ------------------------

  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

 David Beckett                 Mr. Beckett has been Secretary of the Company
                               since September 2000. Since January 2000, Mr.
                               Beckett has been Senior Vice President and
                               General Counsel of Applied Digital Solutions,
                               Inc. From April 1998 until January 2000, he was of counsel to Akerman, Senterfitt & Eidson. From
                               August 1997 until April 1998, he was of counsel to Pavese, Gardner & Haverfield.

 James P. Santelli             Mr. Santelli has served as Chief Financial
                               Officer of the Company since September 2000. He was Vice President - Finance, Chief Financial
                               Officer, Secretary and Treasurer of Destron
                               Fearing Corporation from September 1999 until
                               September 2000. From October 1998 until September
                               1999, he was Chief Operating Officer of Doorlite,
                               Inc., a manufacturer of specialty door glass with approximately $40 million in annual revenues.
                               From November 1995 until October 1998, Mr.
                               Santelli was Chief Financial Officer and Vice
                               President, Finance of Hartzell Manufacturing,
                               Inc., a manufacturer of custom plastic injected and metal die cast parts with approximately $90 million in annual revenue.

 Peter Zhou                    Mr. Zhou was was elected to the Board of
                               Directors in September 2000. Mr. Zhou has served as President and Chief Scientist of the Company since March 2000. He also serves as Vice
                               President and Chief Scientist of Applied Digital
                               Solutions, Inc. Prior to that, he held the position of Vice President, Technology, at Knogo
                               North America, and was a Research Investigator at the University of Pennsylvania in Philadelphia.
                               In addition, he was a guest Scientist at the Max
                               Planck Institute in Stuttgart, Germany, and an
                               Adjunct Professor at the State University of New
                               York (Old Westbury).

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CUSIP No. 58449P 10 1              Schedule 13D           Page 16 of 16 Pages
-----------------------                                 ------------------------

  Name and Current               Present Principal Occupation or Employment;
  Business Address            Material Positions Held During the Past Five Years
  ----------------            --------------------------------------------------

Randolph Geissler              Mr. Geissler was elected to the Board of
                               Directors in September 2000. Mr Geissler has served as Chief Executive Officer of the Company since September 2000. Prior September 2000, Mr.
                               Geissler served as Chief Executive Officer of
                               Destron Fearing Corporation, a position he held since November 1993. He also served as Interim
                               Chief Executive Officer during the merger of Destron/IDI and Fearing Manufacturing Co., Inc., a company he owned since 1987. Mr. Geissler was also the President and Chief Executive Officer of Fearing. Prior to 1987, he held a variety of positions with Fearing, including product manager and director of corporate research and development-ectoparaciticides.

Jerome C. Artigliere           Mr. Artigliere has served as Vice President since
                               December 2000 and Assistant Treasurer of the
                               Company since September 2000. Mr. Artigliere joined a subsidiary of Applied Digital Solutions, Inc. as President in January 1998, and was appointed Vice President of Applied Digital
                               Solutions, Inc. in April 1998, and Treasurer in
                               December 1999. From 1996 to 1997 he was Regional
                               Vice President at General Electric Capital
                               Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice President at First National Bank in Portsmouth, NH, a commercial bank subsidiary of Peoples Heritage
                               Bank of Portland, MA. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson
                               University in 1980. Mr. Artigliere joined a subsidiary of the Company as President in January
                               1998, and was appointed Vice President of the Company in April 1998, and Treasurer in December
                               1999. From 1996 to 1997 he was Regional Vice
                               President at General Electric Capital Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice President at First
                               National Bank in Portsmouth, NH, a commercial bank subsidiary of Peoples Heritage Bank of Portland, MA. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.